[redacted]

13013546

SECURITIES AND ... COMMISSION
RECEIVED
MAR 01 2013
11 REGISTRATIONS BRANCH

3/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wilshire Park Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12424 Wilshire Boulevard, Suite 1450
(No. and Street)

Los Angeles	California	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Daub — (310) 207 - 5110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SingerLewak LLP
(Name – *if individual, state last, first, middle name*)

10960 Wilshire Boulevard, Suite 700, Los Angeles, CA 90024
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
3/9/13

WILSHIRE PARK ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Current assets	
Cash and cash equivalents	$ 47,608
Other assets	5,263
Total current assets	52,871
Property and equipment, net	11,406
Total assets	**$ 64,277**

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 3,002
Total liabilities	3,002
Member's equity	61,275
Total liabilities and member's equity	**$ 64,277**

The accompanying notes are an integral part of these financial statements.